

Mail Stop 3561

January 30, 2007

Mr. Dennis M. Lindahl
Executive Vice President, Chief Financial Officer and Treasurer
Gander Mountain Company
180 East Fifth Street
Suite 1300
Saint Paul, Minnesota 55101

> **RE:** **Gander Mountain Company**
> **Form 10-K for Fiscal Year Ended January 28, 2006**
> **Filed April 13, 2006**
> **Form 8-K filed May 31, 2006**
> **Form 10-Q for Quarterly Period Ended April 29, 2006**
> **Filed June 8, 2006**
> **Form 8-K filed December 12, 2006**
> **File No. 0-50659**

Dear Mr. Lindahl:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Item 6. Selected Financial Data, page 28

1. You disclose EBITDA as a measure of your operating performance. Because this non-GAAP performance measure excludes recurring type charges, please refer to Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, issued June 13, 2003 and available on our website at www.sec.gov (hereinafter, the Non-GAAP FAQ). As discussed in Question 8 of the Non-GAAP FAQ, in future filings please disclose:
    o the economic substance behind your decision to use this measure;
    o the material limitations associated with the use of this measure as compared to the use of the most directly comparable GAAP financial measure; and
    o the manner in which you compensate for the disclosed material limitations of this measure.

   Further, we are unclear on how management *uses* the measure to *conduct or evaluate* its business. In this regard, we generally believe that if you evaluate your business using such a measure, resources will be allocated based on the results of the measure. Explain to us how resources are allocated or provide more specific examples about how management *uses* the measure. We may have further comment.

Item 8. Financial Statements and Supplementary Data, page 47

Statements of Cash Flows, page 53

2. In future filings please separately present your cash outflows for the purchase of property and equipment and cash inflows from the sale of property and equipment. Refer to paragraphs 11-13, 16(c) and 17(c) of SFAS 95.

Notes to Financial Statements, page 55

3. In future filings please disclose the total amount of sales for each product or group of similar products for each period presented. Refer to paragraph 37 of SFAS 131.

Note 2. Summary of Significant Accounting Policies, page 55

Gift Cards, page 60

4. In future filings please disclose the line item in which unredeemed gift card revenue is recorded.

Note 4. Placement of Convertible Debt, page 62

5. It appears that upon issuance of your convertible debt you concluded that the embedded conversion option did not represent a derivative liability. Please tell us your basis for this conclusion with reference to SFAS 133 and EITF 00-19. We assume you concluded that the debt is conventional convertible as defined by EITF 05-2. In this regard, we note that the interest rate is variable. Tell us what, if any, affect this feature would have on your conclusion. We further note that the conversion price may change if you pay a cash dividend. It does not appear that all payments of cash dividends meet the SFAS 123(R) definition of an equity restructuring and may thus contradict your conclusion that the debt is conventional convertible. Please advise in detail.

Note 13. Earnings Per Share, page 72

6. Your disclosure of pro forma basic and diluted net income (loss) applicable to common shareholders and the related per share amounts were appropriately presented in your initial registration statement however these pro forma amounts should not be included in periodic filing subsequent to your initial registration statement. Please remove in future filings.

Item 9A. Controls and Procedures, page 75

7. We note here and in your subsequent Forms 10-Q that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported as and when required. In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Certifications

8. In future filings please revise to use the exact language as set forth in Item 601(b)(31) of Regulation S-K. In this regard paragraph 4(d) is missing "…(the registrant's fourth fiscal quarter in the case of an annual report.)…"

Form 8-K filed May 31, 2006

9. In this filing and in your Form 8-K filed November 15, 2006 you present net loss and net loss per share assuming a tax benefit at a 40% effective tax rate. In future

filing please provide additional disclosure as to why these non-GAAP measures are useful, why according to GAAP you do not record a tax benefit and why other companies may record a tax benefit. Refer to paragraph b of Regulation G.

Form 10-Q for Quarterly Period Ended April 29, 2006

Certifications

10. Please confirm that the inclusion of your CEO and CFO's title in this filing and in subsequent Forms 10-Q was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 8-K filed December 12, 2006

11. With reference to authoritative literature please tell us how you accounted for the December 8, 2006 amendment and restatement of your $20.0 million note which eliminated the right to convert the Note into shares of your common stock and eliminated the floating rate feature of the Note fixing the interest rate at 6.75 percent per year, a reduction of 25 basis points from the previously applicable interest rate. On December 13, 2006 you paid the $20.0 million principal balance of the note by issuing common shares valued at $8.77 per share, the closing market value per share on December 11, 2006. With reference to authoritative literature tell us how you accounted for this payment of principal and provide justification for your valuation basis. In addition, given the events described above which occurred within a short timeframe, please tell us your consideration of whether such events should be collapsed and hence in substance lowered the conversion price of the notes to the closing market value on December 11, 2006 or $8.77 and forced conversion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Senior Assistant Chief
Accountant